Exhibit 21.01

SUBSIDIARIES OF CHOICE HOTELS INTERNATIONAL, INC.

Brentwood Boulevard Hotel Development, LLC, a Delaware limited liability company

Choice Hotels International Licensing ULC, a Canadian Company

Choice Hospitality (India) Pvt. Ltd., an Indian company

Choice Hotels Australasia Pty. Ltd., an Australian company

Choice Hotels Canada, Inc., a Canadian company

Choice Hotels Franchise, GmbH, a German company

Choice Hotels France, S.A.S., a French company

Choice Hotels Netherlands Antilles N.V., a Curacao corporation

Choice Hotels International Services Corp., a Delaware corporation

Choice International Hospitality Services, Inc., a Delaware corporation

Choice Hotels Licensing Co. B.V., a Netherlands company

Dry Pocket Road Hotel Development, LLC, a Delaware limited liability company

Park Lane Drive Hotel Development, LLC, a Delaware limited liability company

Suburban Franchise Holding Company, Inc., a Georgia corporation

Suburban Franchise Systems, Inc., a Georgia corporation